Form 40-F
period 2014-05-31
Performance Sports Group Ltd.
filed 2014-08-28
CIK 1514242

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: May 31, 2014	Commission file number: 001-36506

PERFORMANCE SPORTS GROUP LTD.

(Exact Name of Registrant as Specified in its charter)

British Columbia, Canada	3949, 5091, 5941	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

100 Domain Drive

Exter, NH  03833

Tel:  603-610-5802

(Address and telephone number of Registrant’s principal executive offices)

Bauer Hockey, Inc.
100 Domain Drive
Exeter, NH 03833
Tel: 603-610-5802

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

39,653,208 Common Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes  ☐  No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐  Yes  ☐  No

FORWARD LOOKING INFORMATION

Certain statements in this annual report on Form 40-F (the “Form 40-F”) and the documents incorporated herein by reference about Performance Sports Group Ltd.’s (the “Company”) current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws, respectively (collectively, “forward-looking statements”).

The words “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indicates”, “anticipates”, “believes”, “estimates”, “predicts”, “likely”, or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that it believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct.

Many factors could cause the Company’s actual results, level of activity, performance, achievements, future events or developments to differ materially from those expressed or implied by the forward-looking statements, an illustrative list of which is included below. The more pertinent factors that may affect the Company’s business are described in greater detail in the Risk Factors section of the Annual Information Form (included as Exhibit 99.1 to this Form 40-F) and should be carefully considered by readers:

•                                    inability to maintain and enhance brands;

•                                    inability to introduce new and innovative products on the anticipated timeline;

•                                    inability to expand market share in all categories;

•                                    intense competition in the sporting equipment and apparel industries;

•                                    inability to introduce technical innovation;

•                                    inability to own, enforce, defend and protect intellectual property rights worldwide;

•                                    inability to ensure third-party suppliers will meet quality and regulatory standards;

•                                    infringement of intellectual property rights of others;

•                                    diminution of the goodwill associated with the EASTON and MAKO brands caused by licensed users or unauthorized users;

•                                    inability to translate booking orders into realized sales;

•                                    change in the mix or timing of orders placed by customers;

•                                    seasonal fluctuations in the demand for the Company’s products resulting from adverse weather or other conditions;

•                                    decrease in ice hockey, baseball and softball, roller hockey or lacrosse participation rates;

•                                    adverse publicity related to or reduced popularity of the National Hockey League, Major League Baseball or other professional or amateur leagues in sports in which the Company’s products are used;

•                                    reliance on third-party suppliers and manufacturers;

•                                    disruption of distribution chain or loss of significant customers or suppliers;

•                                    imposition of new trade restrictions or existing trade restrictions becoming more burdensome;

•                                    consolidation of the Company’s customer base (and the resulting possibility of lower gross margins due to negotiated lower prices);

•                                    change in the sales mix towards larger customers;

•                                    cost of raw materials, shipping costs and other cost pressures;

•                                    risks associated with doing business abroad;

•                                    inability to expand into international market segments;

•                                    inability to accurately forecast demand for products;

•                                    insufficient sell through of the Company’s products at retail;

•                                    inventory shrinkage or excess inventory;

•                                    product liability claims and product recalls;

•                                    changes in compliance standards of testing and athletic governing bodies;

•                                    risks associated with the Company’s third-party suppliers and manufacturers failing to manufacture products that comply with all applicable laws and regulations;

•                                    inability to source merchandise profitably in the event new trade restrictions are imposed or existing trade restrictions become more burdensome;

•                                    departure of senior executives or other key personnel, including senior management of Easton Baseball/Softball;

•                                    litigation, including certain class action lawsuits;

•                                    employment or union-related disputes;

•                                    disruption of information technology systems;

•                                    potential environmental liabilities;

•                                    restrictive covenants in the credit facilities;

•                                    unanticipated levels of indebtedness;

•                                    inability to generate sufficient cash to service all the Company’s indebtedness;

•                                    inability to successfully integrate new acquisitions, such as Easton Baseball/Softball;

•                                    inability to realize growth opportunities or cost synergies that are anticipated to result from new acquisitions, such as the Easton Baseball/Softball Acquisition;

•                                    undisclosed liabilities acquired pursuant to recent acquisitions;

•                                    possibility that historical and pro forma combined financial information may not be representative of the Company’s results as a combined company;

•                                    significant transaction and related costs in connection with the integration of Easton Baseball/Softball;

•                                    inability to continue making strategic acquisitions;

•                                    possibility that judgments may be enforced against the Company;

•                                    no public market for the Company’s securities in the United States;

•                                    volatility in the market price for Common Shares;

•                                    possibility that the Company may be declared a passive foreign investment company for United States tax purposes;

•                                    possibility that the Company may need additional capital in the future;

•                                    assertion that the acquisition of the Bauer business at the time of the initial public offering was an inversion transaction;

•                                    conversions and potential future sales of Common Shares or Proportionate Voting Shares;

•                                    the Company’s current intention not to pay cash dividends;

•                                    conflicts of interests among investors;

•                                    fluctuations in the value of certain foreign currencies, including the Canadian dollar, Chinese renminbi, euro, Swedish krona, Taiwanese new dollar and Thai baht in relation to the U.S. dollar;

•                                    inability to manage foreign derivative instruments;

•                                    general adverse economic and market conditions;

•                                    changes in consumer preferences and the difficulty in anticipating or forecasting those changes;

•                                    changes in government regulations, including tax laws and unanticipated tax liabilities;

•                                    inability of counterparties and customers to meet their financial obligations; and

•                                    natural disasters.

The purpose of the forward-looking statements made herein is to provide readers with a description of management’s expectations regarding the Company’s financial performance and may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on such forward-looking statements.

Unless otherwise stated, the forward-looking statements contained in this Form 40-F are made as of the date hereof, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.  The forward-looking statements contained in this Form 40-F and the documents incorporated herein by reference are expressly qualified by this cautionary statement.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND

DISCLOSURE CONTROLS AND PROCEDURES

Certifications

See Exhibits 99.4, 99.5, 99.6 and 99.7 to this annual report on Form 40-F.

Evaluation of disclosure controls and procedures.

Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a — 15(e) and Rule 15d — 15(e) under the Exchange Act).  The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances.  Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s annual report on internal control over financial reporting.

This annual report does not include a report on management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission (the “Commission”) for newly public companies.

Attestation report of the registered public accounting firm.

As an “emerging growth company”, the Company is exempted from the requirement to include an auditor attestation report in this annual report on Form 40-F.

Changes in internal control over financial reporting.

During the period covered by this annual report on Form 40-F, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee.  The Board has determined that C.

Michael Jacobi is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the New York Stock Exchange’s (the “NYSE”) corporate governance standards applicable to the Company.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make C. Michael Jacobi an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board.

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), that applies to all of the officers, directors, employees, consultants and contractors of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended May 31, 2014.  The Code is posted on the Company’s website at www.performancesportsgroup.com.  A copy of the Code may also be obtained by contacting Michael J. Wall, Vice President, General Counsel and Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F.  If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website.  Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements”, on page 23 of the Company’s “Management’s Discussion and Analysis”, incorporated by reference to the Company’s report on Form 6-K, filed with the Commission on August 13, 2014, is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, independent registered chartered accountants, acted as the Company’s independent auditor for the fiscal year ended May 31, 2014.  See page 51 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in U.S. dollars.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee is responsible for recommending to the Board (i) the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and (ii) the compensation of the external auditor.  The Audit Committee is also responsible for reviewing and approving the proposed audit scope, focus areas, timing and key decisions underlying the audit plan.

The Audit Committee pre-approves all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor and none were approved on the basis of the exemption provided by paragraph (c)(7)(i)(c) of Rule 2.01 of Regulation S-X in the fiscal year ended May 31, 2014.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations”, on page 22 of the Company’s “Management’s Discussion and Analysis”, incorporated by reference to the Company’s report on Form 6-K, filed with the Commission on August 13, 2014, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3.  The Company’s Audit Committee is comprised of C. Michael Jacobi, Bernard McDonell and Bob Nicholson.

CORPORATE GOVERNANCE PRACTICES

There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under NYSE listing standards.  A summary of the significant differences can be found on the Company’s website at www.performancesportsgroup.com.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.  Undertaking.  The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.  Consent to Service of Process.  The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

PERFORMANCE SPORTS GROUP LTD.

By:	/s/ Amir Rosenthal
Name: Amir Rosenthal
Title: Chief Financial Officer, Executive Vice President Finance & Administration and Treasurer

Date:  August 27, 2014

EXHIBIT INDEX

99.1	Annual Information Form for the fiscal year ended May 31, 2014

99.2

Management’s Discussion and Analysis for the fiscal year ended May 31, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K, filed with the Commission on August 13, 2014).

99.3

Audited annual financial statements for the fiscal year ended May 31, 2014 (incorporated by reference to Exhibit 99.2 to the Company’s report on Form 6-K, filed with the Commission on August 13, 2014).

99.4	Certificate of Kevin Davis required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Amir Rosenthal required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Kevin Davis pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Amir Rosenthal pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP, Independent Registered Chartered Accountants